ICAP Funds, Inc.

225 West Wacker Drive, Suite 2400

Chicago, Illinois 60606

June 30, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:  Mr. John Ganley

RE:

ICAP Funds, Inc. Form N-14/A (File No. 333-125289)

Dear Mr. Ganley:

ICAP Funds, Inc., an open-end investment company (the “Registrant”), on behalf of the ICAP Discretionary Equity Fund, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests withdrawal of the pre-effective amendment No. 1 to the registration statement on Form N-14/A, filed by the Registrant on June 29, 2005 under File No. 33-86006 (the “Pre-Effective Amendment”).  The Registrant is requesting withdrawal of the Pre-Effective Amendment in order to file such submission under File No. 333-125289.  Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated.  If you have any questions regarding this application, please do not hesitate to contact Steven L. Scrogham of Godfrey & Kahn, S.C. at (414) 287-9341.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

ICAP FUNDS, INC.

By: /s/ Pamela H. Conroy

Name:

Pamela H. Conroy

Title:

Vice-President, Secretary Treasurer

and Chief Compliance Officer

(principal financial officer)